

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 24, 2018

Wyatt Hartley
Chief Financial Officer
Brookfield Renewable Partners LP
73 Front Street, 5th floor
Hamilton HM 12 Bermuda

    Re: Brookfield Renewable Partners LP
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 1-35530

Dear Mr. Hartley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Signature, page 241

1. We note that the report was not signed by your general partner. Please file an amendment that includes the signature of your general partner.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products